                                                                                                         Rio de Janeiro, December 20, 2006.

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s production consists of high value added steel products. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets – ports and railways – which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

LAST DATE TO ANNOUNCE REVISED OFFERS FOR CORUS: 30 JANUARY 2007

OFFERS BY TATA STEEL UK LIMITED AND CSN ACQUISITIONS LIMITED FOR CORUS GROUP PLC

On 10 November 2006, Tata posted an offer to Corus shareholders, such offer to be implemented by way of a scheme of arrangement. On 10 December, Tata announced a revision of its offer. On 11 December, CSN announced a firm intention to make an offer for Corus and that it proposed that the offer should also be implemented by way of a scheme of arrangement. At the current time, both Tata and CSN are entitled to announce revised offers for Corus.

Following discussions with the parties, the Panel Executive has ruled that the last date for Tata and CSN to announce revised offers for Corus shall be 30 January 2007. If a competitive situation continues to exist shortly before 30 January 2007, pursuant to Rule 32.5 of the Code the Panel Executive may require any revised offers to be published in accordance with an auction procedure, the terms of which will be determined by the Panel Executive. If an auction procedure is to be implemented, an announcement will be made by the Panel Executive at the appropriate time.

Each of the parties has accepted this ruling.

A disclosure table, giving details can be found on the Takeover Panel website at www.thetakeoverpanel.org.uk .

Investor Relations Team José Marcos Treiger Head of Investor Relations treiger@csn.com.br (55 11) 3049-7502	David Moise Salama Investor Relations Manager david.salama@csn.com.br (55 11) 3049-7588

  For further information, please visit our corporate website: www.csn.com.br